Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

J. Alexander’s Holdings, Inc.:

We consent to the incorporation by reference in Registration Statement No. 333-207780 on Form S-8 of J. Alexander’s Holdings, Inc. of our report dated March 14, 2019, with respect to the consolidated balance sheets of J. Alexander’s Holdings, Inc. and Subsidiaries as of December 30, 2018 and December 31, 2017, and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 30, 2018, and the related notes (collectively, the “consolidated financial statements”), which report appears in the December 30, 2018 annual report on Form 10-K of J. Alexander’s Holdings, Inc.

/s/ KPMG LLP

Nashville, Tennessee

March 14, 2019